August 12, 2011

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:  John Cash, Branch Chief

Re:	Summer Infant, Inc.
Form 10-K for the year ended December 31, 2010 filed March 22, 2011
Definitive Proxy Statement filed April 29, 2011
File No. 1-33346

Dear Ladies and Gentleman:

This letter is being furnished on behalf of Summer Infant, Inc. (the “Company”) in response to comments in the letter dated August 9, 2011 (the “Letter”) from John Cash of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Joseph Driscoll, Chief Financial Officer of the Company, with respect to the Company’s Form 10-K for the year ended December 31, 2010 (the “10-K”) and the Definitive Proxy Statement filed April 29, 2011 (the “Proxy Statement”).  The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized.

Form 10-K for the year ended December 31, 2010

Summary of Critical Accounting Policies and Estimates, page 14

Impairment of long-lived assets, goodwill and other intangible assets, page 15

Comment 1.  We note that goodwill impairment may be significant to your results of operations and equity.  To the extent that your reporting unit has an estimated fair value that is not substantially in excess of the carrying value, please identify and provide the following disclosures in future filings:

•                  The percentage by which fair value exceeds carrying value as of the most-recent step-one test.

•                  A description of the material assumptions that drive estimated fair value.

•                  A discussion of any uncertainties associated with each key assumption.

•                  A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value of your reporting unit, please disclose that determination in future filings.  Reference Item 303 of Regulation S-K.

Response:  The estimated fair value substantially exceeds the carrying value of our reporting unit.  In future filings, we will disclose this determination.  If, in the future, our reporting unit has an estimated fair value that is not substantially in excess of its carrying value, and to the extent goodwill, if impaired, could materially impact the Company’s operating results, we will provide the disclosures outlined in the Staff’s comments.

Non-GAAP Discussion, page 18

Reconciliation of Income before Interest to unaudited Adjusted EBITDA, page 19

Comment 2.  We note that you have reconciled income before interest to Adjusted EBITDA.  In future periodic filings please reconcile Adjusted EBITDA to the most comparable GAAP measure, Net Income.  Please refer to the question 103.02 of the SEC’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures updated July 8, 2011.

Response:  Beginning with our Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, we have revised our Management’s Discussion and Analysis to focus on GAAP financial measures as detailed in the Statement of Operations instead of adjusted EBITDA.  We expect to continue this approach in future filings.  To the extent we refer to non-GAAP adjusted EBITDA in future filings, we will reconcile such measure with Net Income.

Certifications

Comment 3.  In future filings, please provide certifications in the exact form as called for by Item 601(b)(31) of Regulation S-K.  We note that in paragraph 4(d) you omitted “the registrant’s fourth fiscal quarter in the case of an annual report” and omitted in paragraph 5 “or persons performing the equivalent functions.”

Response:  In future filings, we will comply with the certification language noted in the Staff’s comment.

Definitive Proxy Statement filed April 29, 2011

Summary Compensation Table, page 15

Comment 4.  Although footnote (1) states that the amounts shown in the bonus column for 2010 reflect amounts earned in 2010 and paid in 2011, no amounts are shown in the bonus column.  Please advise.

Response:  The footnote is incorrect and should only have referred to amounts shown for 2009.  In 2011, the named executive officers (other than Mr. Gibree) received their 2010 bonuses in the form of stock awards instead of cash payments.  Following questions 119.22 and 119.23 of the Staff’s Compliance & Disclosure Interpretations of Regulation S-K, the Company disclosed the stock awards as equity incentive awards under the “Stock Awards” column.  The aggregate grant date fair value of the awards noted in the “Stock Awards” column equals the cash value of the award approved by the Compensation Committee of the Company’s Board of Directors.  To report the stock award in both the “Stock Awards” and “Bonus” columns would result in a double-counting of the bonus award.  Mr. Gibree left the Company in late 2010 and was not eligible to receive a bonus for 2010.  The Company will ensure such information is properly reflected in future filings.

Annual Incentive Bonus, page 16

Comment 5.  In future filings, please provide a narrative description of any material factors necessary to an understanding of the information disclosed in the summary compensation table.  Specify the EBITDA and other targets for funding the annual incentive bonus pool; what the target bonus payout is for each named officer; and to what extent each named executive officer met, exceeded, or failed to meet the corporate financial targets and individual performance goals.  Please refer to Item 402(o) of Regulation S-K.

Response:  In future filings, the Company will include in its narrative description the material factors necessary for understanding the information presented in the compensation table including, as applicable, any financial targets underlying the bonus pool and each individual named executive officer’s bonus, and whether the executive officer met, exceeded or failed to meet the relevant targets and/or other individual performance goals.

Long-Term Incentive Awards, page 16

Comment 6.  In future filings, identify the compensation peer group used by the compensation committee to target long term incentive awards.

Response:  In future filings, the Company will identify the peer group used to target long-term incentive awards.

*  *  *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to the Company’s responses, need further supplemental information or would like to discuss any of the matters covered in this letter, please contact the undersigned at (401) 671-6922.

Sincerely,

/s/ Joseph Driscoll

Joseph Driscoll
Chief Financial Officer

cc:	Jason Macari, Sumer Infant, Inc.
Jim Redding, Greenberg Traurig, LLP